Securities and Exchange Commission
Washington, D.C. 20549
Form N-8A

Notification of Registration
Filed Pursuant to Section 8(a) of the
Investment Company Act of 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:

First Trust High Yield Opportunities 2027 Term Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

120 East Liberty Drive, Suite 400, Wheaton, Illinois 60187

Telephone Number (including area code):

(630) 765-8000

Name and Address of agent for service of process:

W. Scott Jardine

First Trust Portfolios L.P.

120 East Liberty Drive, Suite 400

Wheaton, Illinois 60187

Check appropriate box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the

Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes X   No __

_________________

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Wheaton and State of Illinois on the 28th day of April, 2020.

First Trust High Yield Opportunities 2027 Term Fund

(Name of Registrant)

By:	/s/ James M. Dykas

James M. Dykas, President and

Chief Executive Officer

Attest: /s/ W. Scott Jardine

W. Scott Jardine

Secretary